January 17, 2001




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn: Jeff Minton

RE:      INTRAWARE, INC.
         COMMISSION FILE NO. 333-49652 APPLICATION FOR WITHDRAWAL

Dear Mr. Minton:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-49652 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on November 9, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register certain shares of its Common Stock, $0.0001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $10,340,621.25. The Registrant is no longer obligated to register the Shares and accordingly, we request an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application withdrawal, please contact John Moss (925-253-4515) or John Donahue (650-493-9300) at Wilson Sonsini Goodrich and Rosati, Professional Corporation, legal counsel to the Registrant in connection with the Registration Statement.

Sincerely,

INTRAWARE, INC.


/s/ Peter Jackson
----------------------
Peter Jackson, Chief Executive Officer